April 15, 2020

Sterling Griffin
President
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

       Re: Harbor Custom Development, Inc.
           Registration Statement on Form S-1
           Filed March 31, 2020
           File No. 333-237507

Dear Mr. Griffin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2020 letter.

Registration Statement on Form S-1 filed March 31, 2020

Cover page

1. We note the revisions made to the prospectus cover page. Please reinsert the cross reference to the page of the risk factors section. See Item 501(b)(5) of Regulation S-K.
Summary Financial Data
Other Financial Data, page 6

2. We note your response to prior comment 1 and your revised disclosure. We also note that your presentation of EBITDA margin is calculated from gross margin, which appears to be the most directly comparable financial measure calculated and presented in accordance with GAAP, rather than net income. Please revise your presentation or re-label the
 Sterling Griffin
FirstName LastNameSterling Griffin
Harbor Custom Development, Inc.
Comapany NameHarbor Custom Development, Inc.
April 15, 2020
April 2 2020 Page 2
Page 15,
FirstName LastName
         measure to more appropriately characterize the non-GAAP measure. Refer to Questions
         103.01 and 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations ("C&DI").
Capitalization, page 42

3. We note that the pro forma as adjusted debt amount is reduced by $3,879 compared to the actual amount as of December 31, 2019. Please revise your capitalization disclosure to describe all transactions for which you are adjusting. Dilution, page 43

4. We note from your response to prior comment 3 and from your revised disclosure that net tangible book value equals total assets less intangible assets. Please revise your net tangible book value calculation to equal total tangible assets less your total liabilities.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

5. We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. number of cancelled sales contracts, supplies that you or your subcontractors cannot obtain; any extended restrictions on residential construction by Washington State). Refer to CF
         Disclosure Guidance: Topic No. 9 for guidance.
6. Refer to prior comment 5. It remains unclear which of your current financing arrangements contain covenants (financial and otherwise) affecting your ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to your shareholders, and otherwise affect your operating policies, as you state on page 30. Please revise to clarify and file material financing agreements as exhibits, or advise.
Notes to Consolidated Financial Statements for the Years Ended December, 31 2019 and 2018
12. Leases, page F-22

7. We note your response to prior comment 17 and your revised disclosure in Note 12 to your consolidated financial statement where it appears that lease cost for operating leases is still being allocated between the amortization of the asset and interest on lease liabilities for the year ended December 31, 2019. We reissue our prior comment 17. Please tell us how this allocation is consistent with the guidance in ASC 842-20-25-6(a), which states that a lessee recognizes a single lease cost for an operating lease on a straight-line basis. In your response clarify which financial statement line items in your consolidated statement of operations reflect these operating lease costs. Please also refer to ASC 842-20-50-4.
 Sterling Griffin
Harbor Custom Development, Inc.
April 15, 2020
Page 3
12. Income Tax, page F-24

8. Please revise your disclosure to provide the significant components and amount of income tax expense (benefit) attributable to continuing operations for each period presented as required by ASC 740-10-50-9.
       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameSterling Griffin
                                                         Division of
Corporation Finance
Comapany NameHarbor Custom Development, Inc.
                                                         Office of Real Estate
& Construction
April 15, 2020 Page 3
cc:       Lynne Bolduc, Esq.
FirstName LastName